UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, 23rd Floor,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) previously announced on January 17, 2017 that it will host a business update call on Monday, January 23rd at 8:30am Eastern Time to discuss the recent acquisition of a majority stake in TyrNovo, and to discuss the development plans for KIT-302, which is currently on-track for an NDA submission during the first quarter of 2017. Members of management scheduled to speak on the call include Dr. Paul Waymack, MD, Sc.D., Founder, Chairman of the Board and Chief Medical Officer, Isaac Israel, Chief Executive Officer, Dr. Gil Ben-Menachem, Ph.D. MBA, VP Business Development, and Simcha Rock, CPA, MBA, Chief Financial Officer. The call details are below:

Monday, January 23rd @ 8:30am Eastern Time
Domestic:	888-600-4861
International:	913-312-0420
Israel:	1 80 925 8350
Passcode:	5906623
Webcast:	http://public.viavid.com/index.php?id=122604

Replays, available through February 6th
Domestic:	844-512-2921
Int’l:	412-317-6671
Replay PIN:	5906623

In connection with the business update call, on January 23, 2017, the Company made available a presentation on its website. A copy of the presentation is attached hereto as Exhibit 99.1 and may be viewed in the Investor Relations section of the Registrant’s website at www.kitovpharma.com.

Attached hereto are the following exhibits:

Exhibit 99.1	Presentation – January 23, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

January 23, 2017	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary

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